UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☐	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED
(Registrant)
Date: September 10, 2004	By:	/s/ “Michael E. Moore”
(Signature)

Michael E. Moore, CFO
(Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A: News Release dated September 8, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS APPOINTS
JOHN MCLERNON TO BOARD OF DIRECTORS

Kelowna, British Columbia, September 8, 2004 — Riverside Forest Products Limited (TSX: RFP) today announced the appointment of John R. McLernon to the company’s Board of Directors. Mr. McLernon currently serves as Chairman of the Board for each of Colliers International and BC Rail.

Mr. McLernon will also serve as Chairman of the special committee of independent directors overseeing the company’s strategic review process, replacing George Malpass, who resigned as a director of Riverside last week.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said, “We are very fortunate to have someone with John’s wisdom, reputation and experience joining the Board. He will be a valuable resource to Riverside and its shareholders.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694 6030	(604) 694 6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904